UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)


                                   Li Chuquan
                     Guangdong Bianfang Building, 10th Floor
                          Gujing Road, Futian District
                                 Shenzhen 518033
                         (86) (755) 337-1538 (ext. 6882)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 2001
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                     (Continued on following pages)

                                  (Page 1 of 5)


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
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Li Chuquan

-------- -------------------------------------------------------------------------------------------------------------
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [    ]
                                                                                     ----
                                                                                                          (b) [__]


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3.       SEC USE ONLY



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4.       SOURCE OF FUNDS

         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                                             [__]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China

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------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER          33,700,000
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- ----- --------------------------------------------------------------------------------------
------------------------- ----- --------------------------------------------------------------------------------------
                           8.   SHARED VOTING POWER                 0

------------------------- ----- --------------------------------------------------------------------------------------
------------------------- ----- --------------------------------------------------------------------------------------
                           9.   SOLE DISPOSITIVE POWER               33,700,000

------------------------- ----- --------------------------------------------------------------------------------------
------------------------- ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER   0

------------------------- ----- --------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,700,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                          [__]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.54 %


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14.      TYPE OF REPORTING PERSON

         IN
-------- -------------------------------------------------------------------------------------------------------------


                                EXPLANATORY NOTE

         On December 11, 2001 Minghua Group International Holdings Limited ("Minghua") entered into an agreement with the reporting person, Mr. Li Chuquan, Minghua's Chairman, relating to the issuance of 8,500,000 shares (the "Shares") of Minghua's Common Stock to Mr. Li in exchange for the release by Mr. Li of $8,500,000 of the total loans made by Mr. Li to Minghua's indirect subsidiary, Shenzhen Minghua Environmental Protection Vehicles Co., Ltd (the "Environmental Vehicle Company"). Minghua indirectly owns 85% of the Environmental Vehicle Company. The remaining 15% of the Environmental Vehicle Company is owned by Minghua Investment Co., Ltd. ("Minghua Investment"), an entity controlled by Mr. Li. The aggregate amount of loans made by Mr. Li to the Environmental Vehicle Company as of September 30, 2001 were $11,031,696. The issuance of the Shares was conditioned upon the concurrent execution and delivery of an agreement between Mr. Li and Minghua Investment relating to the release of an additional $1,500,000 of loans in exchange for payment by Minghua Investment to Mr. Li of $1,500,000 which agreement was also effective as of December 11, 2001. Accordingly, $10,000,000 of the aggregate loans made by Mr. Li were paid off as of December 11, 2001.

Item 1.  Security and Issuer.

         The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at 54 Pine Street, New York, New York 10005. This statement relates to Minghua's common stock, $0.01 par value per share.

Item 2.  Identity and Background.

         (a)-(f). This Schedule 13D is being filed by Li Chuquan, a citizen of the People's Republic of China. Mr. Li's principal occupation is serving as the chairman of the following companies in China: Minghua Industry Development Co., Ltd., Shenzhen Minghua Investment Co., Ltd., Shenzhen Minghua Environmental Protection Vehicles Co., Ltd., Minghua Kindergarten, and Minghua International Holdings (Hong Kong) Limited. Mr. Li is also the Chairman of the issuer. The address at which his occupation is conducted is Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen 518033 and Suite 1105, 11th Floor, Central Plaza, No. 18 Harbor Rd., Wanchai, Hong Kong. During the last five years, Mr. Li has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Li obtained the Shares in exchange for the release and forgiveness by Mr. Li of $8,500,000 of the aggregate $11,031,696 in loans (as of September 30, 2001) made to Minghua's indirect subsidiary the Shenzhen Minghua Environmental Protection Vehicles Co., Ltd.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the Shares referred to herein is solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j)  None.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Li is the beneficial owner of 38,700,000 shares of the Company's Common Stock, representing 69.54% of the outstanding shares of the Company.

(b)      Mr. Li has the sole power to vote and dispose of the 38,700,000 shares.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001



                                         By: /s/ Li Chuquan
                                             -----------------------------------
                                             Name: Li Chuquan